EXHIBIT 99.2

                     [Graphic omitted] [Videsh Sanchar Nigam Limited Letterhead]

HQ/CS/16AGM/9090
1 July 2002

Dear Sir,
             SUB : INTIMATION OF BOOK CLOSURE DATES OF THE COMPANY.

     Pursuant to clause 16 of the listing agreement, please be informed that the Register of Transfers and Register of Members of the Company shall remain closed from 1 August 2002 to 20 August 2002 (both days inclusive) for the purpose of final dividend for the year 2001-02.

2. Dividend on Equity Shares as recommended by the Directors for the year ended 31st March, 2002, when declared by the members at the Annual General Meeting, will be paid:
(i) to those members whose names appear on the Register of Members of the Company, after giving effect to all valid share transfers in physical form lodged with M/s.Sharepro Services, R&T Agent of the Company on or before Wednesday, 31 July 2002.
(ii) in respect of shares held in electronic form, to those "deemed members" whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the end of business on Wednesday, 31 July 2002.

3. The Board has recommended to the shareholders a final dividend of Rs.87.50 (Rupees Eighty Seven and Fifty Paisa only) per share including a special interim dividend of Rs. 75.00/- (Rupees Seventy Five only), approved by the Central Government, has already been paid by the Company for the financial year 2001-02.

Thanking you,

Yours faithfully,
For Videsh Sanchar Nigam Limited


/s/ R.N. Aditya
--------------------------------
R.N. Aditya
Asst. Company Secretary

To,

Addressee as per list attached


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Addressee List for letter no. HQ/CS/15AGM/9090 dated 1 July 2002


1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai - 400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No.183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 220 25 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market - Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051.Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. Fax Nos. :
     497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No.204 49 42.

8. M/s. Sharepro Services, Satam Estate, 3rd Floor,Above Bank of Baroda, Chakala, Andheri (E), Mumbai - 400 099 Ph. 821 5168 / 820 2108 / 820 2114,
     FAX 837 5646

9. Ms.Caroline Yap, Managing Director, International Client Services, New York Stock Exchange. No. :+1 2126565071

10.  Shri  Hitendra  Patil,  Vice  President   (Operations)  Central  Depository
     Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street,  Mumbai
     - 400 023. Fax : 267 3199

11.  Corporate Finance, DGM(FA), for SEC filing requirements, Fax 1195.

12.  Shri U.C. Burman, DGM(Internet), for hosting on website.